September 26, 2005 Securities and Exchange Commission Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 6010

Attention:	Dennis Hult, Staff Accountant Eduardo Aleman, Staff Attorney

Re:	Bookham, Inc. Form 10-K for the period ended July 2, 2005 File No. 0-30684 Form S-3 Amendment No. 1 Filed September 9, 2005 File No. 333-127546
Ladies and Gentlemen:
     On behalf of Bookham, Inc. (“Bookham” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 2 is being filed in response to comments contained in a letter dated September 23, 2005 (the “Letter”) from Gary Todd, Reviewing Accountant, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stephen Abely, Chief Financial Officer of Bookham. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.
Form S-3/A filed September 9, 2005
Recent Events, page 49
Comment:
1.	Tell us whether Creekside is a business. That is, describe your consideration of EITF 98-3. If Creekside is a business, tell us when you anticipate providing S-X Rule 3-05 financial statements and Article 11 pro forma data.

September 26, 2005

Response:	Based on a consideration of EITF 98-3, the Company believes Creekside is a business. In connection with the transaction, the Company acquired a set of elements that includes the contractual right to cash flows in connection with four aircraft leases, interest revenue on these leases, cash in the amount of 4.7 million U.K. pounds sterling, amounts due to Deutsche Bank, and deferred tax liabilities. The set of elements acquired does not include the employees or processes to administer these leases, however, the terms of the transaction include the provisions pursuant to which Deutsche Bank is obligated to administer these leases. The missing elements (employees and processes) are not significant because the Company secured the functions otherwise provided by those elements in connection with the transaction. Accordingly, the Company has concluded that Creekside constitutes a business.

As a business, neither the assets nor net income/(loss) of Creekside represent greater than 10% of the Company’s consolidated total assets or income/(loss), and the Company’s investment in Creekside represents less than 10% of the Company’s consolidated total assets. To clarify, with respect to the level of assets, the Company has a legal right to offset the lease receivables against amounts due to Deutsche Bank. In accounting for Creekside, the Company intends to offset these amounts and record them as a net asset. Accordingly, the total assets acquired are approximately 7.5 million U.K. pounds sterling (4.7 million U.K. pounds sterling cash plus 2.7 million U.K. pounds sterling of lease receivables net of amounts due to Deutsche Bank). Reflected in U.S. dollars, this represents approximately $13.5 million compared to the Company’s consolidated total assets of $237.9 million as of July 2, 2005, or 5.7% of the Company’s consolidated total assets as of that date. In addition, the net interest income implicit in these future cash flows (interest income on the leases less interest expense on amounts due to Deutsche Bank) will amount to a pre-tax loss of approximately 50,000 U.K. pounds sterling over a number of years, which is de minimis relative to the Company’s consolidated pre-tax income/(loss) and history of consolidated pre-tax income/(loss), both on a cumulative and an annual basis. Further, the Company’s investment in Creekside of 455,001 U.K. pounds sterling, as described in the response to comment 3 below, represents significantly less than 10% of the Company’s consolidated total assets. Accordingly, the Company believes that Creekside does not meet any of the criteria for significance that would require inclusion of Creekside’s financial statements or pro forma data reflecting the acquisition. As such, the Company is not required to provide such disclosures.
Comment:
2.	As a related matter, if Creekside is not a business tell us why you should not provide pro forma data under S-X Rule 11-01(a)(8). We see, for instance, the significance of the acquired assets to your total assets as of July 2, 2005.

September 26, 2005

Response:	The Company refers you to their response to question #1, and its determination that Creekside is a business.
Comment:
3.	You state that you purchased all of the share capital of Creekside. Please tell us what you paid to acquire those shares. Clarify how you accounted for and valued that consideration.
Response:	The Company acquired the share capital of Creekside for nominal consideration of 1 U.K. pound sterling. The Company also incurred approximately 455,000 U.K. pounds sterling of professional fees, which it has included in determining the total consideration to be 455,001 U.K. pounds sterling.

The Company notes that, in its belief, the transaction was not an exchange of non-monetary assets (tax loss potential in exchange for shares). The amounts receivable from the leases will be taxable in the future, and the Company anticipates using the tax loss carryforwards of Bookham Technology plc, the Company’s wholly owned subsidiary located in the U.K., to offset these taxable gains. The Company bears the entire risk of these loss carryforwards being disallowed or otherwise limited in the future. Conversely, the monetary amounts due to Deutsche Bank are fixed, and are subject to none of the risk implicit in the application of the tax loss carryforwards.
Comment:
4.	Tell us how you intend to value the acquired assets and assumed liabilities. Also, clarify how you intend to record those assets and liabilities in your financial statements. Support your planned accounting in GAAP.
Response:	The Company intends to apply the provisions of SFAS 141, “Business Combinations,” in accounting for Creekside. The acquired assets and assumed liabilities consist of cash, lease receivables, amounts due to Deutsche Bank and deferred tax liabilities. All of these are monetary assets or liabilities, except for the deferred tax liability. The total purchase consideration will be allocated first to the monetary assets and liabilities. The residual amount will be assigned to the deferred tax liability. The value assigned to the deferred tax liability will be lower than the value carried on the books of the predecessor entity, which is appropriate as the Company anticipates applying existing Bookham Technology plc tax losses to ultimately reduce this liability. The Company does not anticipate allocating any of the purchase consideration to goodwill. And as stated in the

September 26, 2005

response to comment #1, the Company plans to record the lease receivables and the amounts due to Deutsche Bank as a net asset, given its right to offset these amounts.
Comment:
5.	Your disclosure suggests that Deutsche Bank or its subsidiaries is responsible for payments to Creekside and that Creekside is then to pass the bulk of the receipts back to Deutsche Bank or its subsidiaries. In a written response explain in more detail the business purpose of the arrangement, the origin of the leases, Creeksides’ involvement with those leases before and after the transaction, and the nature and sources of the historical and expected cash flows to and from Creekside. Further clarify the participation of Deutsche Bank and its subsidiaries with the leases and the cash flows. Your response should be detailed and specific in explaining the evolution and terms of the arrangements.
Response:	The business purpose of this transaction was to raise cash for the Company. In compliance with United Kingdom tax law, the transaction was structured to enable certain U.K. tax losses in Bookham Technology plc to be surrendered to reduce U.K. taxes otherwise due on sub-lease revenue payable to Creekside. We have included a diagram that outlines the structure of the transaction as Appendix A. The only revenue derived by Creekside is in connection with the subleasing of four aircraft to a third party. The so-called head (or primary) lessor under the primary leases is Phoebus Leasing Limited, a wholly owned subsidiary of Deutsche Bank (“Phoebus”). Phoebus leases the four aircraft to Creekside who in turn sub-leases them to a third party. Under the sub-lease arrangement the third party lessee who utilizes the aircraft (the “Sub-Lessee”) owed sublease payments to Creekside who in turn must make lease payments to Phoebus under the primary lease. To insulate Creekside from any third party lessee payment risk, in April 2005, prior to the transaction, Creekside assigned its interest in the Sub-Lessee payments to Deutsche Bank in return for predetermined deferred consideration amounts (the “Deferred Consideration”) which are paid directly from Deutsche Bank. Additionally, on closing the transaction Deutsche Bank loaned Creekside funds to fully (i) pay substantially all of the rentals under the primary lease with Phoebus, excluding an amount equal to 400,000 U.K. pounds sterling; and (ii) repay an existing loan made by another wholly owned subsidiary of Deutsche Bank to Creekside. The obligation of Deutsche Bank to pay the Deferred Consideration to Creekside is to be fully offset with Creekside’s obligations to repay the Deutsche Bank loans. Following all of these payments, the Company will be left with a

September 26, 2005

surplus cash balance of 6.6 million U.K. pounds sterling resulting from these transactions which will be paid over a three year period.
     The leases originated in connection with a sale and leaseback arrangement of four aircraft undertaken by Phoebus and Creekside prior to the transaction. Creekside became the lessee pursuant to the sale and leaseback arrangement and then sublet the four aircraft to the Sub-Lessee.
Comment:
6.	Tell us whether and the extent to which you have assumed credit risk on the subleases. That is, tell us and disclose what happens if the underlying lessee(s) default. Clarify whether the aircraft are ultimately in use by or leased to an entity (or entities) other than Deutsche Bank or its subsidiaries and explain what happens if that entity (or entities) default. Clarify who is entitled to the aircraft collateral in the event of default. Given the significance of the acquired assets to your balance sheet and the fact that you have not traditionally been engaged in aircraft leasing, clarify how you plan on assessing and managing credit risk.
Response:	The Company believes that it has not assumed any material credit risk under this arrangement. The material cash-flow obligations associated with Creekside are almost entirely defined by Deutsche Bank’s obligations to pay Creekside the Deferred Consideration, and Creekside’s obligation to repay the loans to Deutsche Bank. The obligation of Deutsche Bank to pay the Deferred Consideration to Creekside is fully offset with Creekside’s obligations to repay the Deutsche Bank loans. Should the Sub-Lessee default on its payment obligations under the sub-lease agreement, any enforcement actions are solely in Deutsche Bank’s interests to address. Such a default has no impact on Deutsche Bank’s obligation to pay Creekside the Deferred Consideration. Regarding the primary leases between Phoebus and Creekside, all but 400,000 U.K. pounds sterling has been paid, resulting in the near completion of Creekside’s obligations under the lease. This 400,000 U.K. pounds sterling will be paid in installments out of the Deferred Consideration when it is received.

In accordance with the terms of the lease and the sub-lease, Phoebus is ultimately entitled to the four aircraft in the event of default. An event of default will not impact the payment obligations described in response to comment #5 above.

September 26, 2005

Comment:
7.	You state that Creekside is to be administered by a subsidiary of Deutsche Bank to ensure that Creekside “complies with its obligations under the lease agreements.” If Creekside has obligations beyond repayment of the loans please tell us about those obligations. Also describe Deutsche Bank’s rights and obligations as the administrator.
Response:	Creekside has no material obligations other than making the loan payments. Creekside is required to undertake limited administrative obligations in connection with the primary leases and the subleases. Creekside has appointed a wholly owned subsidiary of Deutsche Bank to perform these administrative obligations on its behalf. As administrator, Deutsche Bank’s obligations are to perform the administrative duties of Creekside under the primary leases and sub-leases, such as regularly reporting obligations and providing notices as required under the leases.
Comment:
8.	Please tell us what you mean by a “head lease.” Clarify the significance of Creekside being identified as the “head lessee.” As head lessee, clarify the nature and extent of Creekside’s association with the underlying aircraft.
Response:	There are two lease arrangements in connection with the lease of the four aircraft. The owner of the aircraft, Phoebus, leased the aircraft to Creekside, which is the “head lease,” and is also referred to herein as the primary lease. Creekside, in turn, leases these aircraft to the Sub-Lessee, pursuant to the sub-lease with the Sub-Lessee. Under this arrangement, while Creekside has a nominal interest in the aircraft, due to the provisions set forth in the lease and sub-lease, Creekside operates as a flow-through vehicle whose duties are essentially administrative.
Comment:
9.	Please clarify the extent to which the expected cash flows to Bookham as described in the first paragraph are dependent on utilization of Bookham’s tax losses. You indicate in a risk factor on page 13 that there is cash flow risk if you are not able to use or generate tax losses. Tell us about the nature and extent of any contingencies related to use of those tax losses, including the nature and extent of any risk if the arrangement is questioned by government tax examiners.

September 26, 2005

Response:	The cash flows to Bookham are not tied to its ability to utilize tax losses. If the Company cannot surrender its tax losses to reduce the tax which would otherwise be payable on the profits generated by Creekside, there is a risk that Bookham will need to pay the resulting tax liabilities.

The Company sought and obtained professional tax advice, which is based on current UK tax law, to evaluate the validity of the transaction and specifically the Company’s ability to utilize its tax losses in the manner mentioned above. In Bookham’s estimation, the sole risk to the use of these tax losses is a future change in UK tax law eliminating the use of tax losses in the manner contemplated by the transaction. At this time, to Bookham’s knowledge, no change in U.K. tax law is currently contemplated which would adversely affect Bookham’s ability to use the tax losses in the manner contemplated by the transaction. Nevertheless, the Company concluded that the disclosure regarding the potential risk, although it is neither currently anticipated nor contemplated, was appropriate.
Comment:
10.	Please note that we may have comment about disclosure once we review the responses to these comments.
Response:	The Company acknowledges that the Staff may have additional comments about disclosure once they have reviewed these comments.
     With respect to the Registration Statement, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Company also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the Registration Statement does not foreclose the Commission or the Staff from taking any action with respect to the filing and the Company represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 26, 2005

     If you require additional information, please telephone either the undersigned at the (617 526-6418 or Douglas Barry, Esq. of this firm at (617) 526-6501.
Very truly yours,
John A. Burgess

September 26, 2005

Deutsche Bank
Repayment of loans made by DB to afford the prepayment of primary lease rents and existing loan
Bookham Technology plc
Deferred Consideration (for sublease rents)
Primary Lessor (Phoebus)
Primary Leases
Lessor (Creekside)
Primary Lease rents (Prepaid on August 10, 2005 apart from final £400,000)
Subleases
Third Party Lessee
Sublease rents (assigned to DB in consideration for deferred consideration)

Deutsche Bank Bookham Technology plc Lessor (Creekside) Third Party Lessee Primary Lessor (Phoebus) Primary Leases Subleases Sublease rents (assigned to DB in consideration for deferred consideration) Deferred Consideration (for sublease rents) Primary Lease rents (Prepaid on August 10, 2005 apart from final £400,000) Repayment of loans made by DB to afford the prepayment of primary lease rents and existing loan